U
NITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K for 24 January, 2023
Commission File Number 1-31615
Sasol Limited
50 Katherine Street
Sandton 2196
South Africa
(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F __X__ Form 40-F _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes _____ No __X__
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes _____ No __X__
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _____ No __X__

ENCLOSURES:

Sens Announcement dated 24 January 2023: Production and sales metrics for the six months ended 31 December 2022; Update on renewable power integration in South African operations

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes: JSE: SOL NYSE: SSL
Sasol Ordinary ISIN codes: ZAE000006896 US8038663006
Sasol BEE Ordinary Share code: JSE: SOLBE1
Sasol BEE Ordinary ISIN code: ZAE000151817
(Sasol or the Company)

PRODUCTION AND SALES METRICS FOR THE SIX MONTHS ENDED 31 DECEMBER
2022; UPDATE ON RENEWABLE POWER INTEGRATION IN SOUTH AFRICAN
OPERATIONS

PRODUCTION AND SALES METRICS FOR THE SIX MONTHS ENDED 31 DECEMBER 2022

Sasol has published its production and sales performance metrics for the 6 months ended 31
December 2022 on the Company´s website at
www.sasol.com
, under the Investor Centre
section:
https://www.sasol.com/investor-centre/financial-results

UPDATE ON RENEWABLE POWER INTEGRATION IN SOUTH AFRICAN OPERATIONS
Sasol has committed to reduce its absolute Greenhouse Gas (GHG) emissions from South
African operations by at least 30% by 2030, off a 2017 baseline. Renewable power is a key lever towards Sasol’s GHG emission reduction, as part of our transition towards a more sustainable product portfolio.
We are pleased to announce the signing of three power purchase agreements (PPA) for the supply of renewable power to our South African operations, which are subject to meeting certain conditions precedent.

Sasol South Africa Limited (SSA) and Msenge Emoyeni Wind Farm (Pty) Ltd (Msenge) have signed a long-term PPA for the supply of 69MW of wind powered renewable power to our
Sasolburg operations. This is key in achieving the first production of green hydrogen generated from renewable energy sources at Sasolburg and progressing our ambition to lead the development of a green hydrogen economy in Southern Africa. The renewable capacity is anticipated to be operational within the first quarter of CY24.
In addition, as part of the decarbonisation of our Southern African value chain, Sasol and Air
Liquide have signed two long-term PPA’s with Enel Green Power for the supply of a total capacity of 220MW of wind powered renewable power to our Secunda operations. The projects are expected to be operational in 2025. The concluded agreements are the first as part of a joint procurement initiative with Air Liquide and demonstrates Sasol's commitment to procuring 1 200MW of renewable energy capacity by 2030.

24 January 2023
Johannesburg

Sponsor: Merrill Lynch South Africa Proprietary Limited t/a BofA Securities

Disclaimer - Forward-looking statements

Sasol may, in this document, make certain statements that are not historical facts and relate to analyses and other information which are based on forecasts of future results and estimates of amounts not yet determinable. These statements may also relate to our future prospects, expectations, developments, and business strategies. Examples of such forward-looking statements include, but are not limited to, the impact of the novel coronavirus (COVID-19) pandemic, and measures taken in response, on Sasol’s business, results of operations, markets, employees, financial condition and liquidity; the effectiveness of any actions taken by Sasol to address or limit any impact of COVID-19 on its business; the capital cost of our projects and the timing of project milestones; our ability to obtain financing to meet the funding requirements of our capital investment programme, as well as to fund our ongoing business activities and to pay dividends;
statements regarding our future results of operations and financial condition, and regarding future economic performance including cost containment, cash conservation programmes and business optimisation initiatives; recent and proposed accounting pronouncements and their impact on our future results of operations and financial condition; our business strategy, performance outlook, plans, objectives or goals;
statements regarding future competition, volume growth and changes in market share in the industries and markets for our products; our existing or anticipated investments, acquisitions of new businesses or the disposal of existing businesses, including estimates or projection of internal rates of return and future profitability; our estimated oil, gas and coal reserves; the probable future outcome of litigation, legislative, regulatory and fiscal developments, including statements regarding our ability to comply with future laws and regulations; future fluctuations in refining margins and crude oil, natural gas and petroleum and chemical product prices; the demand, pricing and cyclicality of oil, gas and petrochemical product prices;
changes in the fuel and gas pricing mechanisms in South Africa and their effects on prices, our operating results and profitability; statements regarding future fluctuations in exchange and interest rates and changes in credit ratings; total shareholder return; our current or future products and anticipated customer demand for these products; assumptions relating to macroeconomics; climate change impacts and our climate change strategies, our development of sustainability within our Energy and Chemicals Businesses, our energy efficiency improvement, carbon and GHG emission reduction targets, our net zero carbon emissions ambition and future low-carbon initiatives, including relating to green hydrogen and sustainable aviation fuel; our estimated carbon tax liability; cyber security; and statements of assumptions underlying such statements. Words such as “believe”, “anticipate”, “expect”, “intend", “seek”, “will”, “plan”, “could”,
“may”, “endeavour”, “target”, “forecast” and “project” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and there are risks that the predictions, forecasts, projections, and other forward-looking statements will not be achieved. If one or more of these risks materialise, or should underlying assumptions prove incorrect, our actual results may differ materially from those anticipated. You should understand that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors and others are discussed more fully in our most recent annual report on Form 20-F filed on 31 August 2022 and in other filings with the United States Securities and Exchange Commission. The list of factors discussed therein is not exhaustive; when relying on forward-looking statements to make investment decisions, you should carefully consider foregoing factors and other uncertainties and events, and you should not place undue reliance on forward-looking statements. Forward-looking statements apply only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 24 January 2023
By: /sgd/M du Toit
Name: M du Toit
Title: Group Company Secretary